NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON FEBRUARY 23, 2018
- AND -
MANAGEMENT INFORMATION AND PROXY CIRCULAR

JANUARY 15, 2018

January 15, 2018
To all of our Shareholders,
2017 was a remarkable year for Oncolytics filled with major accomplishments, exciting clinical data and a strong path forward towards regulatory approval and ultimately commercialization. We reported a statistically significant increase of 7 months (10.4 months to 17.4 months) in median overall survival from our phase 2 metastatic breast cancer study. With this clinical data in hand, we obtained a fast track designation from the U.S. Food and Drug Administration (FDA) and received favourable end of phase 2 advice from both the FDA and the European Medicines Agency (EMA). We capped the year off with our first ever regional partnering transaction signing a USD$86.6 million deal with Adlai Nortye for rights in China, Hong Kong, Korea, Singapore, Taiwan, and Macau. All of this has resulted in a $65 million increase in our market capitalization to $100.6 million at the end of 2017.
As we enter the new year and look forward to an exciting 2018, Oncolytics has planned and is working on a number of important strategic initiatives. With our continued effort to move towards registrational approval, our primary objective in the coming year will be to advance REOLYSIN®, also known as pelareorep, in combination with paclitaxel, into a phase 3 registration study for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC). Guidance from both the FDA and the EMA supports a single, 400 patient registration study for approval in the United States and Europe. Our current intention is to initiate this trial in the third quarter of 2018.
At the same time, in order to help us to better unlock the value of our strategic plan and pending catalysts, including, but not limited to, the potential for Breakthrough Designation, Special Protocol Assessment, a strategic partnership and the initiation of our phase 3 mBC study, your Board and Management team has been studying the benefits of listing in the U.S. on the NASDAQ Capital Market. We believe that obtaining a NASDAQ listing, done from a position of strength, will create and unlock value and will help to narrow the valuation gap between Oncolytics and our U.S. listed peers. Therefore, at this time and in the best interests of the Company and our shareholders, we are proposing to move forward with a U.S. based NASDAQ listing.
A number of our biotechnology peers are either dual-listed on U.S. and Canadian stock exchanges, or solely-listed in the U.S. In general, these companies have been shown to have a greater average daily trading volume, a greater number of U.S. retail and institutional investors, a significantly deeper pool of capital, and on average higher valuations. We expect that having our shares listed on NASDAQ could bring many of these benefits to Oncolytics.
In addition, a listing on the NASDAQ Capital Market positions us for potential inclusion in a number of stock indices that are tracked by buy side institutions. These include various NASDAQ and S&P indices as well as the Russell 2000 & 3000. While there can be no assurance that Oncolytics will be included in any of these indices, becoming a NASDAQ-listed company accomplishes the very important first step. Furthermore, a NASDAQ listing brings an increased likelihood of additional U.S. analyst coverage, since many U.S. financial institutions are restricted from dealing with non-U.S. listed companies. This increased potential exposure with U.S. financial institutions could lead to greater awareness of our news flow resulting in more opportunities to present at biotech conferences and more interest from potential partners. In short, by listing on NASDAQ, we would join the ranks of the world’s most respected biotech companies.
Companies with a TSX listing wishing to trade on NASDAQ must meet a variety of requirements. The management team at Oncolytics believed very strongly in maintaining our filing requirements since delisting in November 2015 and to this end the only requirement Oncolytics needs to meet at this time is a minimum closing price requirement. With our recent increase in market capitalization the closing price requirement for Oncolytics has dropped to USD$2.00 per share from USD$3.00 per share. Thus, in order to be in compliance with this requirement, we are proposing a well-reasoned share consolidation which affects only the number of shares an investor will own, not the value of the investment held.
As an example of how this consolidation process would work: in a company with a market capitalization (value) of $100,000,000 with 100,000,000 shares outstanding, the shares are worth $1.00 each. If that company consolidated 5 to 1, the number of shares would be divided by 5 resulting in 20,000,000 shares outstanding, a share price of $5.00 and the market capitalization would remain $100,000,000. An investor in this scenario with 1,000 shares prior to the consolidation would now have 200 shares and the value of that investment would remain $1,000. That is to say, from a shareholder’s perspective there will be no impact on the overall value of holdings pre- and post-consolidation unless the share price otherwise changes post-consolidation. However, we expect that the higher consolidated share price and NASDAQ listing could attract greater interest in Oncolytics from institutional investors, many of whom are not able to invest on the TSX and/or below a certain share price.
The effective date of the share consolidation is targeted for late February 2018, pending a favorable vote to be conducted at the special meeting of shareholders scheduled for February 23, 2018, as more particularly described in the accompanying notice of meeting and management information and proxy circular.
On behalf of Oncolytics Biotech, Inc., we would like to thank each of our shareholders for their ongoing support as we prepare to take part in this very important milestone event for our company and what promises to potentially be one of the most valuable years in our history.
Yours very truly,

Wayne Pisano, MBA, Chair, Board of Directors	Matt Coffey, Ph.D., MBA, President and Chief Executive Officer

Table of Contents
Page
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS    1
MANAGEMENT INFORMATION AND PROXY CIRCULAR    2
APPOINTMENT OF PROXY HOLDERS    2
REVOCABILITY OF PROXY    2
SIGNING OF PROXY    3
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES    3
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES    3
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES    4
BUSINESS OF THE MEETING    5
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS    10
AUDITOR OF THE CORPORATION    10
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON    11
ADDITIONAL INFORMATION    11

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 on February 23, 2018 at 2:30 P.M. MST. The purpose of the meeting is to consider, and to take action with respect to, the following matters:
1.    to consider and, if thought fit, to approve, a special resolution (the full text of which is set out in the accompanying management information and proxy circular dated January 15, 2018 (the “Circular”)) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the Circular; and
2.    to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the Circular for more detailed information with respect to the matters to be considered at the Meeting.
A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 2:30 P.M. MST on February 21, 2018 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 2:30 P.M. MST on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on January 19, 2018 are entitled to receive notice of the Meeting.
DATED as of the 15th day of January, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

ONCOLYTICS BIOTECH INC.
210, 1167 Kensington Crescent NW
Calgary, Alberta T2N 1X7
MANAGEMENT INFORMATION AND PROXY CIRCULAR
Except where indicated otherwise, the following information is dated as at January 15, 2018 and, except where otherwise stated, all dollar amounts are in Canadian dollars.
SOLICITATION OF PROXIES
The information contained in this Management Information and Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 on February 23, 2018 at 2:30 P.M. MST, and at any adjournments or postponements thereof, for the purposes set forth in the Notice of Meeting accompanying this Circular (the “Notice of Meeting”) and in this Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.
APPOINTMENT OF PROXY HOLDERS
Dr. Matthew C. Coffey and Kirk J. Look (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who does not need to be a Shareholder) other than Dr. Matthew C. Coffey or Kirk J. Look to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out on the accompanying Instrument of Proxy and the Shareholder should insert the name of the Shareholder’s appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.
A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 2:30 P.M. MST on February 21, 2018 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 2:30 P.M. MST on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting.
REVOCABILITY OF PROXY
A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her Common Shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attn: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
SIGNING OF PROXY
The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR approval of: (1) the Consolidation Resolution (as defined herein); and (1) such other matters that may come before the Meeting, all as more particularly described in this Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares - General
The record date for the purpose of determining holders of Common Shares is January 19, 2018 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (1) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (1) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than February 13, 2018, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at January 15, 2018, there were 142,325,222 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.
Quorum for the Meeting
At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.
Approval Requirements
The Consolidation Resolution, being the only matter to be considered at the Meeting, is a special resolution requiring approval by not less than two-thirds of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is for Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction to vote shares directly at the Meeting, as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
BUSINESS OF THE MEETING
Item 1 -     Consolidation
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Consolidation Resolution authorizing and approving an amendment to the Articles of Incorporation (the “Articles”) of the Corporation to effect a consolidation (the “Consolidation”) of the Common Shares on the basis of not less than two (2), and not more than fifteen (15), pre-Consolidation Common Shares for each one post-Consolidation Common Share.
Background to the Consolidation
On January 15, 2018, the Board of Directors (“Board”) of the Corporation unanimously approved the Consolidation in order to, among other things, assist the Corporation with its application to list the Common Shares on The Nasdaq Capital Market (“NASDAQ”).
Pursuant to the requirements of NASDAQ, to be listed on NASDAQ, a security must have an initial bid price of at least US$2.00. The 20-day volume weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) as at January 15, 2018 was $0.906 per share (approximately US$0.73 per share based on the Bank of Canada daily rate of US$1.00 = $1.2422 on January 15, 2018). Therefore, based on such volume weighted average price, the Consolidation, at a ratio of not less than approximately 2.75-to-1, would be required to increase the price per share to at least US$2.00 to satisfy the NASDAQ bid price listing requirement.
Management and the Board believe increasing the trading price of the Common Shares will assist the Corporation in meeting the initial listing criteria of NASDAQ and is the Corporation’s best option to meet the NASDAQ’s initial bid price criteria to obtain an initial listing. A decrease in the number of issued and outstanding Common Shares resulting from the Consolidation should, absent other factors, assist in ensuring that our per share market price of the Common Shares remains above NASDAQ’s initial required bid price. In addition, an increase in the per share trading value of the Common Shares would be beneficial to us because it would:

•	improve the perception of the Common Shares as an investment security;

•	reset the Common Share price to more normalized trading levels in the face of potentially extended market dislocation;

•	appeal to a broader range of investors to generate greater investor interest in the Corporation; and

•
reduce Shareholder transaction costs because investors would pay lower commission to trade a fixed dollar amount of Common Shares if the share price were higher than they would if the share price were lower.

Accordingly, management and the Board believe that the Consolidation is in the best interests of the Corporation and Shareholders.
Steps to Implement the Consolidation
Following approval at the Meeting, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation. If the Consolidation is approved at the Meeting, the Board may, in its sole discretion, determine to proceed with the Consolidation at any time on or before February 22, 2019 by filing Articles of Amendment with the Registrar of Corporations under the Business Corporations Act (Alberta) (the “Act”) and to select, in its sole discretion within the parameters set forth in the Consolidation Resolution, the Consolidation ratio at which the Consolidation will be effected.
The precise Consolidation ratio will be a whole number within the range of not less than two (2), and not more than fifteen (15), pre-Consolidation Common Shares for each one post-Consolidation Common Share, determined in the sole discretion of the Board. By approving the Consolidation Resolution at the Meeting, Shareholders will give the Board authority, but not the obligation, to effect the Consolidation and full discretion to approve the ratio, within the parameters set forth in the Consolidation Ratio, at which the Common Shares will be reclassified. The Board will retain the authority to determine, in its sole discretion, not to proceed with the Consolidation. The Board believes that authorizing the Board to set the Consolidation ratio within a range of ratios, rather than a pre-set Consolidation ratio, will provide it with the flexibility to implement the Consolidation in a manner designed to maximize the anticipated benefits for the Shareholders. In determining the precise Consolidation ratio to implement, if any, following the receipt of Shareholder approval, the Board’s selection of the specific ratio will be based primarily on the price of the Common Shares at that time and the expected stability of that price level. In addition, the Board may also consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Common Shares;

•	the outlook for the trading price of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	the initial listing criteria of NASDAQ and the Corporation’s ability to list the Common Shares on NASDAQ;

•	the costs associated with the Consolidation and the anticipated impact of a particular Consolidation ratio on the Corporation’s ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.
The Consolidation Resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so. If the Board does not implement the Consolidation before February 22, 2019, the authority granted by the Consolidation Resolution to implement the Consolidation on these terms will lapse and be of no further force or effect. The Board would exercise this right not to proceed with the Consolidation if it determined that the Consolidation was no longer in the best interests of the Corporation and the Shareholders. No further approval or action by or prior notice to the Shareholders will be required in order for the Board to abandon the Consolidation.

If the Consolidation Resolution is not approved by the Shareholders or if the Board does not consider it to be in the best interests of the Corporation and the Shareholders to proceed with the Consolidation, the Corporation does not anticipate listing the Common Shares on the NASDAQ in the near term.
The Consolidation remains subject to receipt of all necessary regulatory approvals, including approval of the TSX. It is the Board’s current intention to implement the Consolidation as soon as practicable following the Meeting, assuming the Consolidation Resolution is approved at the Meeting, subject to obtaining TSX approval.
Effect of the Consolidation
General
If the proposed Consolidation is effected, then the number of issued and outstanding Common Shares would be reduced.
The following table sets out the approximate percentage reduction in the number of outstanding Common Shares and the approximate number of Common Shares that would be outstanding as a result of a Consolidation at the ratios indicated:

Common Shares Outstanding as at January 15, 2018	Consolidation Ratio	Approximate Percentage Reduction in Number of Outstanding Common Shares(1)	Approximate Number of Outstanding Common Shares (post-Consolidation)(1)
142,325,222	2-to-1	50.0%	71,162,611
142,325,222	5-to-1	80.0%	28,465,044
142,325,222	10-to-1	90.0%	14,232,522
142,325,222	15-to-1	93.3%	9,488,348
Note:

(1)	Based on the number of Common Shares outstanding on January 15, 2018.
If the Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Consolidation ratio selected by the Board. The Common Shares are currently registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the periodic reporting and other requirements of the Exchange Act. The Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Consolidation, except as described herein, the Common Shares will continue to be listed on the TSX under the symbol "ONC", although the post-Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers. While management currently intends to seek to list the Common Shares on NASDAQ after the Consolidation, the Consolidation may, if approved at the Meeting, occur whether or not the Common Shares are anticipated to be listed on NASDAQ.
Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Consolidation, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the effective date of the Consolidation (the “Consolidation Effective Date”) will generally continue to hold 2% of the voting power attached to the Common Shares stock immediately after the Consolidation Effective Date. The number of registered shareholders will not be affected by the Consolidation (except to the extent any are cashed out as a result of holding fractional shares). If approved and implemented, the Consolidation may result in some shareholders owning "odd lots" of fewer than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Consolidation.
Effect on Outstanding Convertible Securities
The exercise price or the number of Common Shares issuable, as applicable, under any convertible securities of the Corporation, including the 1,809,067 restricted share awards, 900,000 performance share awards, 6,163,667 stock options, 16,445,000 outstanding Common Share purchase warrants and US$8 million of Common Share purchase warrants currently allocated and outstanding, will be proportionately adjusted upon the completion of the Consolidation.
Effect on Common Share Certificates
If the Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-Consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-Consolidation Common Shares.
In the event the Consolidation is implemented, we (or our transfer agent) will mail to each registered shareholder a letter of transmittal addressed to us and our transfer agent, which each registered shareholder will need to sign and complete following our announcement of the Consolidation Effective Date. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder's Common Shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-Consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number.
Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-Consolidation Common Shares to which the registered shareholder is entitled as a result of the Consolidation, if any. Beneficial shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Consolidation. Until surrendered as contemplated herein, a registered shareholder's old share certificate(s) shall be deemed as of and after the Consolidation Effective Date to represent the number of full Common Shares resulting from the Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Consolidation.
Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.
REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL REQUESTED TO DO SO.
Fractional Common Shares
In determining the number of post-Consolidation Common Shares to be issued, any fractional share will be rounded down to the preceding whole number.
The elimination of fractional interests will reduce the number of post-Consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of ten if, for illustrative purposes only, the Consolidation ratio is 10-for-1. This is not, however, the purpose for which we are proposing to effect the Consolidation.

No Dissent Rights
Under the Act, shareholders do not have dissent rights with respect to the proposed Consolidation.
Certain Risk Factors Associated with the Consolidation
Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of our Common Shares will also be based upon our financial and operational results, our available capital and liquidity resources, the research and development of our technology, market conditions, the market perception of our business and other factors, which are unrelated to the number of Common Shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet NASDAQ’s minimum bid price requirement. Further, there can be no assurance that the Consolidation alone will guarantee the listing of the Common Shares on NASDAQ. In addition, in the future, the market price of the Common Shares following the Consolidation may not exceed or remain higher than the market price prior to the Consolidation and thus the total market capitalization of the Corporation after the Consolidation may be lower than the total market capitalization before the Consolidation.
While we believe that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.
If the Consolidation is effected and the market price of our Common Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Consolidation. In many cases, both the total market capitalization of a company and the market price of such company's common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Consolidation.
The Consolidation will also result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-Consolidation basis, which may make it more difficult or more costly for shareholders to sell their Common Shares.
Accounting Consequences
Following the Consolidation, net income or loss per share, and other per share amounts, will be increased in absolute terms because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Consolidation would be recast to give retroactive effect to the Consolidation.
Canadian Federal Tax Consequences
Under the current administrative practices and assessing policies of the Canada Revenue Agency, no disposition or acquisition of Common Shares should be considered to have occurred for Canadian federal income tax purposes solely as a result of the Consolidation. Consequently, the Consolidation should not result in the realization of any income, gain or loss by a Shareholder. In general, the aggregate adjusted cost base of the Common Shares held by a Shareholder immediately after the Consolidation will be the same as the aggregate adjusted cost base of the Common Shares held by such Shareholder immediately before the Consolidation.

Form of Consolidation Resolution
Shareholders of the Corporation will be asked to approve and authorize the Consolidation by passing the following special resolution (the “Consolidation Resolution”):
"BE IT RESOLVED, as a special resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation") that:

(a)
the Articles of Incorporation of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation (the “Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the board of directors of the Corporation (the “Board”), in its sole discretion, provided that the ratio may be not less than two (2), and not more than fifteen (15), pre-consolidation Common Shares for each one post-consolidation Common Share (the “Consolidation”), and in the event that the Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such a share consolidation, but in any event no later than February 22, 2019, subject to approval of the Toronto Stock Exchange;

(b)
any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Alberta) and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

(c)
the directors of the Corporation, in their sole and complete discretion, may act upon these resolutions to effect the Consolidation or if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon these resolutions notwithstanding shareholder approval of the Consolidation; and

(d)
any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution."

Approval of the foregoing Consolidation Resolution requires the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the Consolidation Resolution.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
AUDITOR OF THE CORPORATION
Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.